Exhibit 99.1

Nanox Opens South Korean Fabrication Plant to Produce Semiconductor Chips

for Novel Digital Nanox.ARC 3D X-ray System

Fully operational facility will produce Nanox.SOURCE chip, the core innovative component of Nanox.ARC, which has potential to bring X-ray technology to two-thirds of the world without meaningful access

Ramp up in production and preparation for shipments of the Nanox.ARC system

12,000-square-meter facility strategically located next to world’s largest semiconductor cluster in Yongin, South Korea

Nanox technician working inside chip fabrication plant in Yongin, South Korea (Photo: Nanox)

NEVE ILAN, Israel and YONGIN, South Korea – (BUSINESS WIRE) – April 5, 2022 – NANO-X IMAGING LTD (“Nanox” or the “Company,” Nasdaq: NNOX), an innovative medical imaging technology company, today announced that it has opened its new semiconductor chip fabrication plant in South Korea. The facility is operational, opened on schedule, and will be the main production site of Nanox micro-electro-mechanical systems (“MEMs”) known as Nanox.SOURCE, a chip that produces the digital X-ray source for the Company’s Nanox.ARC system, a 3D medical imaging system that has the potential to democratize meaningful access to imaging not currently available in approximately two-thirds of the world.

Nanox expects to get to scale for production by mid-year 2022. Additionally, Nanox has been building its production line capabilities and establishing an operational assembly line at its Israeli facility to enable the expected ramp up in production and preparation for shipments of the Nanox.ARC system.

The new facility is a highly advanced fabrication plant, dedicated to the production of MEMs]. Strategically located next to the world’s largest semiconductor cluster in Yongin, South Korea, the Nanox facility spans 12,000 square meters, including a 1,200-square-meter MEMs clean room.

The Company’s core proprietary technology is a transformation from an analog X-ray source to a digital X-ray source, which we believe will result in a decrease in costs of our Nanox.ARC system compared to traditional 3D imaging systems that use a legacy analog X-ray source.

The Nanox.SOURCE is a semiconductor chip that replaces the filament in the analog X-ray tube, similar to a light-emitting diode (LED) source, and has an on/off toggling feature designed to reduce the duration of each operation. As the Nanox X-ray digital source maintains a low temperature, there is no heat associated with electrons exiting the chip as compared to analog X-ray sources The X-ray tube’s expected range is 20-120 KV and it is small in size and light in weight.

The Company is developing a holistic, end-to-end medical imaging solution that integrates Nanox.ARC, AI medical imaging technology and teleradiology services. While it continues the ongoing integration of the recent Nanox.AI, USARAD and MDW acquisitions, Nanox believes these acquisitions will enhance the services provided by the Nanox solution.

“Amidst a global supply chain crisis, the new facility enables Nanox to produce our own supply of semiconductor chips that are integral to the Nanox.ARC,” said Erez Meltzer, Chief Executive Officer of Nanox. “Our new fabrication plant is an important part of our strategy of vertical integration to ensure we can deliver a global, connected medical imaging solution with the potential to meaningfully expand delivery of healthcare.”

The facility is designed to perform advanced semiconductor fabrication practices, including 200nm photolithography using a krypton fluoride (KrF) scanner, electrochemical metal etching, chemical vapor deposition (CVD) and physical vapor deposition (PVD) of thin films, dry etching, wet and chemical etching, chip inspection and testing in vacuum, and C-module packaging for X-ray tubes.

“We are proud to be opening this facility as planned, a facility that embodies our technical expertise and know-how in producing technology that we believe will revolutionize medical imaging,” said Ilung Kim, Ph.D., Head of Nanox Korea. “With our proximity to the SK Hynix semiconductor cluster, we believe we are also well-equipped to bring new, highly technical jobs to the Yongin region.

“Establishing a manufacturing facility in Korea is a significant move for Nanox ,” said Akiva Tor, Ambassador of Israel to the Republic of Korea. “This is a perfect synergy of Korean investment, Israeli innovation and Korean manufacturing.”

The opening of the facility featured a ceremony with remarks by the Nanox leadership team, including Mr. Erez Meltzer, Chief Executive Officer of Nanox, and Dr. Kim, Chairman and CEO of Nanox Korea.

Additional photos and video of the fabrication plant are available upon request.

About Nanox

Nanox, founded by the serial entrepreneur Ran Poliakine, is an Israeli corporation developing a commercial-grade digital X-ray source designed to be used in real-world medical imaging applications. Nanox believes that its novel technology could significantly reduce the costs of medical imaging systems and plans to seek collaborations with world-leading healthcare organizations and companies to provide affordable, early detection imaging services for all. For more information, please visit www.nanox.vision.

Forward-Looking Statements

This press release may contain forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include, but are not limited to, any statements relating to the initiation, timing, progress and results of the Company’s research and development, manufacturing and commercialization activities with respect to its X-ray source technology and the Nanox.ARC, , the ability to realize the expected benefits of the acquisitions, and the projected business prospects of the Company and the acquired companies. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to (1) the inability to successfully integrate the acquired companies’ business, (2) the inability to realize the anticipated benefits of the acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired companies to grow and manage growth profitably and retain their key employees, (3) costs related to the acquisitions and/or unknown or inestimable liabilities, (4) changes in applicable laws or regulations that impact the operations of the acquired companies, (5) the failure to meet projected technology development targets, (6) the failure of the acquired companies to effectively scale end-to-end medical imaging solutions worldwide, (7) changes in global, political, economic, business, competitive, market and regulatory forces, and (8) (i) Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; (ii) Nanox’s expectations regarding collaborations with third-parties and their potential benefits; and (iii) Nanox’s ability to conduct business globally, among other things.

For a discussion of other risks and uncertainties, and other important factors, any of which could cause Nanox’s actual results to differ from those contained in the Forward-Looking Statements, see the section titled “Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2020, and subsequent filings with the U.S. Securities and Exchange Commission. The reader should not place undue reliance on any forward-looking statements included in this press release.

Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this report to conform these statements to actual results or changes in the Company’s expectations.

Contacts

Media:

Jon Yu

ICR Westwicke

NanoxPR@icrinc.com

Investor:

Mike Cavanaugh

ICR Westwicke

mike.cavanaugh@westwicke.com

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